[URI Letterhead]

October 1, 2009

Ms. Pamela A. Long

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Amendment No. 1 to Registration Statement on Form S-3 (File Number 333-160884) under the Securities Act of 1933 of United Rentals, Inc./United Rentals (North America), Inc.

Dear Ms. Long:

Please find enclosed for filing under the Securities Act of 1933 Amendment No. 2 (“Amendment No. 2”) to the Registration Statement of United Rentals, Inc., United Rentals (North America), Inc. and their subsidiary guarantor co-registrants (the “Company”) on Form S-3 (File No. 333-160884) (the “Registration Statement”).

Set forth below are the Company’s responses to the Staff’s comment letter dated September 18, 2009 concerning Amendment No. 1 to the Registration Statement (the “Second Comment Letter”).  To facilitate the Staff’s review, the captions and numbered comments from the Second Comment Letter have been repeated in this letter in bold face type and the Company’s responses immediately follow each numbered comment in regular type.

The following are the Company’s responses to the Second Comment Letter:

Prospectus Cover Page

Comment No. 1 —  We note your response to comment one issued in our letter dated August 25, 2009.  Please revise the prospectus cover page to list, at the top in bold print, the rights and guarantees along with the other securities registered on the Form S-3.

Response — The prospectus cover page of Amendment No. 2 has been revised to list the rights and the guarantees.

Exhibit 5.3 — Legal Opinion

Comment No. 2 — Counsel must specifically set forth, in the legality opinion letter, any interpretive limitations regarding the opinion provided in the legality opinion letter.  Accordingly, please have counsel revise the legality opinion to delete the last sentence of the first paragraph.

Response — Oregon counsel’s opinion has been amended to delete the last sentence of the first paragraph.

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If you have any questions or comments regarding the enclosed materials, please call Andrew D. Soussloff of Sullivan & Cromwell LLP at 212-558-3681 or me at 203-622-3131.

Very truly yours,

/s/ Jonathan M. Gottsegen
Jonathan M. Gottsegen
Senior Vice President, General Counsel and Corporate Secretary

cc:	Ms. Chambre Malone
Mr. Dietrich King
(U.S. Securities and Exchange Commission)

Andrew D. Soussloff
(Sullivan & Cromwell LLP)